Exhibit (a)(1)(L)

CONTACTS:
Brian Schwartz
Executive Managing Director
bschwartz@higcapital.com
H.I.G. Capital
1450 Brickell Avenue
31st Floor
Miami, FL 33131
P 305.379.2322
F 305.379.2013
www.higcapital.com

H.I.G. Capital Announces Increase to Offer for Shares of Matrixx Initiatives, Inc. to $8.75 per Share
Tender Offer Extended to Expire at 11:59 p.m., New York City time, on Monday, February 14, 2011.
MIAMI — February 1, 2011 — H.I.G. Capital, LLC (“H.I.G.”), a leading global private investment firm, today announced that its affiliates Wonder Holdings, Inc. and Wonder Holdings Acquisition Corp. have increased their offer to purchase all of the outstanding shares of Matrixx Initiatives, Inc. (Nasdaq: MTXX) (“Matrixx” or the “Company”), to $8.75 per share in cash, without interest and less any applicable withholding taxes. The increased tender offer price represents an increase of 9.4% over the initial offer of $8.00 per share and a premium of 70.9% over the closing price of $5.12 on December 13, 2010, the last trading day before the proposed acquisition of Matrixx was announced.
H.I.G. also announced that it has been informed by certain stockholders that had not previously tendered into the offer and representing approximately 18.1% of Matrixx’s outstanding shares that they intend to tender their shares into the revised offer, including BML Investment Partners, L.P., who has entered into a written agreement with Wonder Holdings, Inc. and Wonder Holdings Acquisition Corp. to tender all Matrixx shares it currently holds, and any Matrixx shares that it subsequently acquires, into the offer. Assuming no additional tenders or withdrawals since January 31, 2011, once these shares are tendered, approximately 45.6% of the total outstanding shares of the Company will have been tendered into the offer.
In order to satisfy the 10 business day prior notice requirement of the Securities and Exchange Commission relating to changes in price before a tender offer may expire, the tender offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on Friday, February 4, 2011, is extended to expire at 11:59 p.m., New York City time, on Monday, February 14, 2011.
All other terms and conditions of the tender offer remain unchanged.
The depositary for the tender offer has advised that, as of January 31, 2011, approximately 2,597,791 shares of Matrixx common stock had been tendered and not withdrawn, including shares that had been tendered pursuant to notices of guaranteed delivery, representing approximately 27.5% of the outstanding shares.
About H.I.G. Capital
H.I.G. Capital is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, New York, and San Francisco in the U.S., as well as affiliate offices in London, Hamburg and Paris in Europe, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well-managed service or manufacturing businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. For more information, please refer to the H.I.G. website at www.higcapital.com.

Notice to Investors
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO has been filed by Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. with the SEC in connection with the offer, and the solicitation/recommendation statement on Schedule 14D-9 has been filed by Matrixx with the SEC with respect to the offer. The offer to purchase, forms of letter of transmittal and related documents and the solicitation/recommendation statement on Schedule 14D-9 have been mailed to the Company stockholders. Investors and stockholders may also obtain a free copy of these statements and other documents filed by Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. or the Company with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to D. F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 347-4750 for stockholders and all others.
Forward Looking Statements
This press release may contain “forward-looking statements”. The words “may,” “could,” should,” “would,” “believe,” anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived and risks and uncertainties relating to these matters that are discussed in documents filed with the SEC by the Company, including the solicitation/recommendation statement, as well as in the tender offer documents that have been filed by Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. H.I.G. does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

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